UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 28, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

January 29th, 2014 Conference Call – 4Q14

2 Disclaimer The information contained in this presentation may include statements which constitute forward-looking statements, as defined by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may be incorrect or imprecise, or may not be possible to realize. The company gives no assurance that expectations disclosed in this presentation will be confirmed. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which are valid only for the date on which they are made.

3 Key Highlights - 4Q14 Pulp Market 4Q14 Results Cash Production Cost Indebtedness Net Results Free Cash Flow 4 5 6 Agenda 7 8 9 10

4 Liability Management Gross debt reduction of US$ 1.0 billion LTM(*), equivalent to 25%; Net debt of US$ 2,842 million, the lowest level since Fibria’s creation; Average cost of debt reduction in dollars from 4.3% p.a. to 3.4% p.a. LTM(*); Financial leverage reduction in US$ from 2.6x to 2.4x LTM(*). Pulp Market Sales volume of 1.410 million tons in the quarter and pulp inventories at 48 days; Pulp sales of 5.305 million tons LTM(*), equivalent to 101% the production volume in the period; 11% increase on global eucalyptus pulp in 2014 (+1.7 million tons). Operational Results 4Q14: Net revenue: record of R$ 2.0 billion | EBITDA: record of R$ 906 million | EBITDA Mg: record of 45% 2014: Net revenue: R$ 7,084 million | EBITDA: R$ 2,791 million | EBITDA Mg: 39% (*) LTM: Last twelve months. Key Highlights

Pulp Market 5 (1) Source: PPPC World 20 – December/2014 NBSK vs. BHKP – Price (3) By region By end-use 2014 vs. 2013 Average spread: US$ 108 Dec./14 spread: US$ 191 (3) Source: FOEX Europe | Average spread in the last 5 years. (1) Source: PPPC World 20 – December/2014 Days of Supply Dec/14: 36 days Nov./14: 38 days | Dec./13: 38 days Shipments of Eucalyptus Pulp (1) Producer Inventories – Hardwood (1) Sales Distribution 4Q14 - Fibria

4Q14 Results 6 EBITDA (R$ million) and EBITDA Margin (%) – FX Sensitivity 2014: R$7.1 billion EBITDA (R$ million) EBITDA Margin Average FX (BRL/USD) Average pulp price - FOEX Europe (USD/t) 10% BRL depreciation = + 26% Ebitda (R$600 million) Pulp Production and Sales (000 t) Net Revenues (R$ million)

Cash Production Cost (R$/t) – 4Q14 7 + 1.3% Improved results boosted by energy sales and operational efficiency. (Utilities: 4Q14: R$37/t I 3Q14: R$34/t I 4Q13: R$16/t) IPCA 2014: 6.41% Average FX: 12%

Indebtdeness 8 Net Debt/EBITDA (US$) Debt Amortization Schedule (US$ Million) Average Tenor (months) and Cost of Debt* in US$ (% p.a.) Interest (US$) - 25% Net Debt/EBITDA (R$) (*) Considering the portion of debt in reais fully adjusted by the market swap curves at the end of each period Net Debt (Million) Total Debt and Interest Expenses (Million)

Net Results (R$ million) – 2014 9 (1) Excluding the non-recurring effects, the 2014 net income would have been R$343 million. Mandatory dividends of R$37 million.

Free Cash Flow (1) – 2014 10 R$ million (1) Higher sales volume (+107 kt); Change in cliente mix, with lower receivables forfaiting transactions; FX effect. Modernization (trucks); R&D; TLS 2 (feasibility study). 2014 Capex includes investment in modernization and higher % of third party wood, decreasing as from 2016; Debt service reduction; Potencial improvement on working capital (customers and suppliers). 2015 Receivables equivalent to the forfaiting transactions executed in 4Q13, when the client mix was different and there were opportunities for early settlement of inefficient debt. Does not include: asset sales, expenses on bonds repurchase and tax credits from the BEFIEX program.

11 Investor Relations: Website: www.fibria.com.br/ri E-mail: ir@fibria.com.br Phone: +55 11 2138-4565

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO